U.S. SECURITIES AND EXCHANGE COMMISSION

                            FORM 12b-25

                    NOTIFICATION OF LATE FILING

[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For Period Ended: September 30, 1998

[ ] Transition Report on From 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-QSB [ ] Transition Report on Form N-SAR

From the Transition Period Ended: not applicable.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

Part I--Registrant Information

      Full name of Registrant:  Bentley International, Inc.
      Former Name:   Megacards, Inc.
      Commission File Number:  0-19503
      IRS Employer Identification No.: 43-1325291

      9719 Conway Road
      Address of Principal Executive Office (Street and Number)

      St. Louis, Missouri 63124
      City, State and Zip Code

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Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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The Registrant hereby represents that:

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-QSB or portion thereof could not be filed within the prescribed time period.

      The Registrant is in the process of making a change in its line of business from framed art and mirrors to information services. To further this business plan, on July 30, 1998 the Registrant completed a sale, which represented a sale of substantially all of the assets of the Registrant, of its Windsor Art, Inc. ("Windsor") subsidiary for a combination of cash and two notes of the purchaser. One of the notes, a short term note, in the amount of $3,300,000, was repaid on September 30, 1998. On November 12, 1998, the Registrant completed its second acquisition of an information services company. The substantial changes in the Registrant's operations have resulted in delays in the preparation of the Management's Discussion and Analysis and financial information.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

                Lloyd R. Abrams (314)  569-1659
                (Name)         (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X] Yes     [  ] No


      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The results of operations reflect the ownership until July 30, 1998 of the Registrant's former subsidiary, Windsor, which represented substantially all of the assets of the Registrant and accounted for over ninety percent (90%) of the Registrant's income in 1997. The Registrant has only recently received the financial information regarding the July income of Windsor because the financial records are held by the purchaser, who has only recently been able to forward the information to the Registrant. It is therefore not possible to make a reasonable estimate of the results of operations.



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                    BENTLEY INTERNATIONAL, INC.
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 1998   By:   /s/Lloyd R. Abrams
                                    Lloyd R. Abrams, President and
                                    Chief Executive Officer




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